August 23, 2006

VIA EDGAR

Mr. Jorge Bonilla

Senior Staff Accountant, Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	HouseValues, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2005

File No. 000-51032

Dear Mr. Bonilla:

This letter sets forth our response to the comment of the Securities and Exchange Commission staff (the “Staff”) relating to our Annual Report on Form 10-K for the fiscal year ended December 31, 2005 (the “Form 10-K”), contained in your letter dated August 10, 2006 (the “Comment Letter”).

Comment

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2005

Item 6 – Selected Consolidated Financial Data, pages 30-31: Quarterly Consolidated Statements and Operational Data, page 42

1.	We have read your response to comment 1. Your response has not demonstrated the usefulness of adjusting EBITDA for stock based compensation in evaluating your performance. We believe the facts and circumstances do not support the adjustment of stock based compensation in accordance to Item 10(e) of Regulation S-K and Question eight and nine of the Frequently Asked Questions Regarding the use of Non-GAAP Measures. In this regard, we note the disclosure that you have incurred stock based compensation expense in each of the last five years and expect it to increase substantially in 2006 upon adoption of SFAS 123(R). In future filings, please revise to exclude your adjustment for stock based compensation.

Response

As of June 30, 2006, we have revised our filings to exclude the disclosure of Adjusted EBITDA.

Mr. Jorge Bonilla

August 23, 2006

If you have any further comments or questions regarding this letter, please contact me at (425) 952-5510.

Very truly yours,

/s/ Jackie Davidson
Jackie Davidson Chief Financial Officer and Vice President of Finance

cc:	Eric DeJong, Perkins Coie LLP

Brent Johnson, KPMG LLP